

Mail Stop 4631

August 4, 2017

<u>Via E-Mail</u>
Michael Chavez
President
Reliant Holdings, Inc.
12343 Hymeadow Drive, Suite 3-A
Austin, Texas 78750

> **Re:     Reliant Holdings, Inc.
> Amendment No. 5 to Registration Statement on Form S-1
> Filed July 25, 2017
> File No. 333-214274**

Dear Mr. Chavez:

We have reviewed your amended registration statement and have the following comments.  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Plan of Operations, page 2</u>

1.      You state that with your current cash on hand, expected revenues and based on your current average monthly expenses that you do not anticipate the need for any additional funds for approximately the next 12 months.  However, you also disclose that you anticipate requiring $200,000 to fund your operations over the next twelve months and based on your disclosure it appears the source of some of the funding is external.  Given this, it appears that you will need additional funding for the next12 months.  Please amend your filing to clarify.  Additionally, we note that your "Plan of Operations" disclosure on page 39 appears to contradict your liquidity needs under the same heading on page 2.  Please revise to correct.

<u>Summary Financial Data, page 5</u>

2.      Please amend your filing to present financial data for the audited 2 years ended December 31, 2016, and comparative 3 months ended March 31, 2017.  Refer to Item 301(d) of Regulation S-K for guidance.  Also, please refer to Instructions 1 and 2 to Item 301 regarding the presentation and the items to be included in the table.  While you may include additional items under Instruction 2 that you believe useful, reproduction of the entirety of the balance sheets and statements of operations appears contrary to the purpose of summary financial data.

        You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding the financial statements and related matters.  Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc:     David M. Loev
        The Loev Law Firm, PC